April 10, 2026
Via EDGAR and Electronic Mail
Ms. Lily Dang and Mr. Karl Hiller
Division of Corporation Finance
Office of Energy and Transportation
United States Securities and Exchange Commission
Washington, D.C. 20549
Re:    JetBlue Airways Corporation
          Form 10-K for the Fiscal Year ended December 31, 2025
          Filed February 12, 2026
          File Number 000-49728
Dear Ms. Dang and Mr. Hiller:
On behalf of JetBlue Airways Corporation (the “Company”), we respectfully submit this response to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”)
dated March 31, 2026, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2025 (File No.
000-49728).
The Staff’s comments are repeated below (in bold type with the Company’s response following (in regular type)).
Form 10-K for the Fiscal Year ended December 31, 2025
Financial Statements
Note 1 - Summary of Significant Accounting Policies, page 69
1.We note your accounting policy disclosure on page 70 indicating that you depreciate aircraft over 25 years while using an estimated residual value of 20 percent, although also indicating that for "certain Airbus A320 airframes"
you are using a longer period as part of your "capital-light growth" initiative, although without specifying the number of aircraft or the extended range being utilized for depreciation. You provide disclosures on page 13 under the Operations and Cost Structure heading, and on page 43 within the Overview section of MD&A, associating this fleet management initiative with recent plans to secure your financial future and navigate near-term demand volatility.
However, on page 70 of your 2024 Form 10-K you indicated that the estimated useful lives for "certain Airbus A320 airframes" were extended to a range of 33 to 35 years, and on page 75 of your 2023 Form 10-K you indicated that the estimated useful lives for "five Airbus A320 airframe" were extended to a range of 26 to 27 years, while also changing the residual value to $1.5 million. We also note disclosure on page 40 of your 2024 Form 10-K, reporting that you "agreed to defer" delivery of 44 Airbus A321neo aircraft that were scheduled for delivery from 2025-2029, to "2030 and beyond."
Please expand your accounting policy disclosure to specify the numbers of aircraft that have been subject to changes in the estimated service lives and residual values during each of the last three fiscal years. Please indicate how the aircraft are selected for this manner of change, and address the guidance in FASB ASC 250-10-50-4, which requires disclosure of the affects of changes in estimates on income from continuing operations, net income, and the related per-share amounts. However, if you regard the affects as not material, provide us with the underlying quantitative and qualitative analyses that you performed for each period in formulating your view.
The Company acknowledges the Staff’s comment and advises the Staff that it will revise its Property and Equipment disclosure within Note 1 – Summary of Significant Accounting Policies to provide additional transparency regarding changes in estimated useful lives and residual values of certain Airbus A320 airframes, as well as to further describe the Company’s capital-light growth strategy and related impacts.
The Company advises the Staff that it will revise its disclosures beginning with its Form 10-K for the year ended December 31,
2026, as follows:
We record property and equipment at cost and depreciate to an estimated residual value on a straight-line basis over the asset's estimated useful life. We capitalize additions, asset modifications which extend the useful life or enhance performance, as well as interest related to pre-delivery deposits used to acquire new aircraft and the construction of our facilities.
As part of our capital-light growth strategy, we have prioritized initiatives to optimize utilization of our existing fleet, including deferring certain aircraft deliveries and identifying opportunities to extend the operational life of our aircraft. These efforts include investments in structural modifications and upgrades, the costs of which are capitalized, supported by ongoing evaluations of aircraft condition, maintenance history, and expected future use, which in certain cases have extended the expected operational use of our aircraft from approximately 25 years to up to 36 years. In connection with these updates to the
Company’s long-term fleet plan, the Company extended the estimated useful lives of certain Airbus A320 airframes from 25 years to a range of 33 to 36 years. Concurrently, the Company revised the estimated residual values of these aircraft from 20%
to approximately $1.5 million to more closely reflect the estimated value at the end of their useful lives. These changes were applied to TBD, 5, and 17 aircraft during fiscal years 2026, 2025, and 2024 respectively.
The Company evaluated the impact of these changes in estimates on depreciation expense, loss from continuing operations, net loss, and the related per-share amounts for each of the periods presented and determined that the effects were not material, individually or in the aggregate. These changes in estimates are accounted for prospectively in accordance with FASB
ASC 250, Accounting Changes and Error Corrections.
Estimated useful lives and residual values for property and equipment are summarized as follows:

Property and Equipment Type	Estimated Useful Life	Residual Value
Aircraft	25 – 36 years	20%
Aircraft equipment	5 – 12 years	0%
Aircraft parts	Fleet life	10%
Flight equipment leasehold improvements	Lower of lease term or economic life	0%
Ground property and equipment	2 – 10 years	0%
Leasehold improvements – other	Lower of lease term or economic life	0%
Buildings on leased land	Lower of lease term or economic life	0%
Analysis of Materiality
In connection with the changes in estimated useful lives and residual values of certain Airbus A320 airframes, the Company performed both quantitative and qualitative assessments to evaluate the materiality of the impact on its financial statements for each of the periods presented.
The quantitative impact of these changes in estimates presented below reflects the cumulative effect of changes; the impact attributable to changes in any individual reporting period would be less than the amounts presented.

	2025	2024	2023
Number of aircraft subject to changes	27	22	5
Decrease in depreciation expense ($ in millions)	(4)	(3)	-
% of depreciation and amortization expense	0.5%	0.5%	0.0%
% of loss from continuing operations	0.6%	0.4%	0.0%
% of net loss	0.6%	0.4%	0.0%
Earnings per share impact	0.01	0.01	0
In accordance with FASB ASC 250-10-50-4, we have considered the effects of the change in estimated useful lives and residual value on depreciation expense, loss from continuing operations, net loss, and the related per-share amounts and determined the impact to be immaterial for disclosure.
From a qualitative perspective, the Company considered the nature and scope of the changes, including that they relate to a subset of the Company’s fleet and were made in connection with its broader capital-light growth strategy. The Company also considered whether the changes:
•changed any trends in earnings or affected period-to-period comparability;
•resulted in a significant change in financial statement line items, key performance metrics or non-GAAP measures;
•impacted the Company’s ability to meet analyst expectations;
•affected compliance with debt covenants or other contractual arrangements;
•impacted liquidity, cash flows, or capital resources; or
•had the effect of changing a loss into income or vice versa.
The Company concluded that none of these factors were present in a manner that would be material, individually or in the aggregate. The changes in estimated useful lives and residual values are non-cash in nature and do not directly affect cash flows. While the Company’s broader capital-light growth strategy includes actions such as the deferral of certain aircraft deliveries, which affect the timing of capital expenditures, these impacts are separate from the accounting changes in estimates and are disclosed elsewhere in the Company’s filings.
Based on the foregoing, the Company concluded that the impact of these changes in estimates was not material to its consolidated financial statements for any of the periods presented.
Given the nature and frequency of the changes and association with your capital-light growth initiative, it appears that further disclosures should also be provided in MD&A. For example, disclosures under Critical Accounting
Estimates on page 53 should be expanded to discuss the circumstances that precipitated revisions in each of the last three fiscal years, and disclosures under Liquidity and Capital Resources on page 46 should be expanded to describe your capital-light growth initiative and to explain how it relates to plans for securing your financial future and managing demand volatility.
Such disclosures should clarify the financial and operational objectives, how changes in the service lives of the aircraft and deferred acquisitions of aircraft are aligned with this initiative, and the timeframe envisioned to deploy and measure the results.
The Company acknowledges the Staff’s comment and advises the Staff that it will revise its disclosures within Management’s
Discussion and Analysis of Financial Condition and Results of Operations. Specifically, the Company will revise its Liquidity and Capital Resources disclosures beginning with its Form 10-Q for the quarter ending March 31, 2026. The Company will revise its Critical Accounting Estimates disclosures in its future periodic reports, as applicable, beginning with its Form 10-K for the year ending December 31, 2026. The revised disclosures will read as follows.
Liquidity and Capital Resources
As part of our fleet strategy, we have deferred certain aircraft deliveries in prior periods to better align capacity with demand and reduce near-term capital expenditures. In parallel, we are investing in targeted modifications to certain Airbus A320 aircraft, based on operational needs, to extend useful lives and support more efficient utilization of our existing assets.
This strategy is intended to optimize utilization of our existing fleet, enhance financial flexibility, and moderate capital spending in the near term while preserving long-term operational capacity. In connection with these initiatives, we revised the estimated useful lives and residual values of certain aircraft, which is reflected prospectively in depreciation expense.
While these changes affect depreciation expense, they did not have a material impact on our results of operations for the periods presented. We expect these actions to support our broader objective of navigating demand volatility while strengthening our financial position over time.
Critical Accounting Estimates
We periodically reassess these estimates based on current facts and circumstances, including changes in operational usage, maintenance programs, and the effects of modifications and upgrades that may extend useful lives or affect residual values.
Changes in market conditions, including the pricing of new and used aircraft, regulatory developments, and other external factors, may also impact these estimates.
As part of our capital-light growth strategy, we have prioritized initiatives to optimize utilization of our existing fleet, including deferring certain aircraft deliveries and identifying opportunities to extend the operational life of our aircraft. These efforts include investments in structural modifications and upgrades, the costs of which are capitalized, supported by ongoing evaluations of aircraft condition, maintenance history, and expected future use, which in certain cases have extended the expected operational use of our aircraft from approximately 25 years to up to 36 years. As a result of these initiatives, we revised the estimated useful lives and residual values of certain aircraft on an aircraft-specific basis. As discussed in Note 1 –
Summary of Significant Accounting Policies, these changes in estimates were applied to a subset of our fleet and are accounted for prospectively in accordance with FASB ASC 250, Accounting Changes and Error Corrections.
While these changes in estimates affect depreciation expense prospectively, they did not have a material impact on our results of operations for the periods presented.
We appreciate the Staff’s review and consideration of the Company’s response. Please do not hesitate to contact the undersigned at (718) 709-3093 or at ursula.hurley@jetblue.com with any questions or comments.
Sincerely,
/s/ Ursula Hurley
Ursula Hurley
Chief Financial Officer